

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 29, 2010

Mr. Joel Frank
Och-Ziff Capital Management Group LLC
9 West 57th Street
New York, NY 10019

> **RE: Och-Ziff Capital Management Group LLC**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 4, 2010**
> **File #1-33805**

Dear Mr. Frank:

        We have reviewed your response letter dated June 17, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Critical Accounting Policies – Fair Value of Investments, page 84

1. We have reviewed your response to our prior comment one and have the following additional comments:
    *   Please revise your proposed future disclosures to also include the percentage of fund assets for Level I, Level II and Level III categories as of each balance sheet date.
    *   To the extent that any fund has Level I, Level II or Level III net assets that differ significantly from the percentages on a total fund basis, please address those differences.
    *   We note your disclosure that the classification of your funds' assets and liabilities will fluctuate. To the extent that there are significant fluctuations during a given reporting period and such fluctuations are not reflected in your investment balances at the end of the reporting period, please address those fluctuations and their impact on your strategy and results.

* * * *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

       If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant